UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SP 15D2

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF

1934

Date of event requiring this shell company report

Commission File Number: 333-296453

CHROMARIE INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Lihi Industrial Park, Wancheng District

Nanyang City, Henan Province

People’s Republic of China

(Address of Principal Executive Offices)

Ms. Zhonghua Fu, Chief Executive Officer

Lihe Industrial Park, Wancheng District

Nanyang City, Henan Province

People’s Republic of China

Tel: +86 0377-66082675

Email: fzh3616@163.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A ordinary shares, par value $0.0001 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital, or common stock as of the close of the period covered by the annual report:

As of March 31, 2026, the issuer had 1,835,000 Class A ordinary shares, par value $0.0001 per share, and 8,560,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On June 22, 2026, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (File No. 333-296453) (“Form F-1 Registration Statement”) of Chromarie International Limited, a Cayman Islands exempted company.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Chromarie International Limited for the last fiscal year ended March 31, 2026; therefore, as required by Rule 15d-2, Chromarie International Limited is hereby filing the certified financial statements for the fiscal year ended March 31, 2026, with the SEC under cover of the facing page of an annual report on Form SP 15D2.

INDEX TO COMBINED FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chromarie International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined balance sheets of Chromarie International Limited and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated and combined statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended March 31, 2026, 2025 and 2024, including the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended March 31, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

August 21, 2026

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED AND COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$415,259	$359,043
Accounts receivable, net	1,568,115	1,947,996
Inventories, net	2,803,661	2,320,995
Prepaid expenses and other current assets	1,046,161	938,518
TOTAL CURRENT ASSETS	$5,833,196	$5,566,552

NON-CURRENT ASSETS:
Property, plant and equipment, net	$2,724,399	$1,459,761
Land-use rights, net	616,611	602,721
Long-term investment	666,860	633,897
Deferred initial public offering costs	541,274	-
Amount due from related parties	-	2,604,637
TOTAL NON-CURRENT ASSETS	$4,549,144	$5,301,016
TOTAL ASSETS	$10,382,340	$10,867,568

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$1,739,635	$3,100,583
Accounts payable	710,599	2,361,331
Contract liabilities	178,636	65,464
Accrued expenses and other payables	278,900	143,139
TOTAL CURRENT LIABILITIES	$2,907,770	$5,670,517

NON-CURRENT LIABILITIES:
Long-term bank loans	613,996	-
TOTAL NON-CURRENT LIABILITIES	613,996	-
TOTAL LIABILITIES	$3,521,766	$5,670,517

COMMITMENTS AND CONTINGENCIES (NOTE 18)	-	-

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, US $0.0001 par value, 450,000,000 shares authorized; 1,835,000 shares issued and outstanding*	184	184
Class B Ordinary Share, US $0.0001 par value, 50,000,000 shares authorized; 8,560,000 shares issued and outstanding*	856	856
Additional paid-in capital	4,856,513	4,856,513
Statutory reserve	648,790	513,459
Accumulated other comprehensive losses	(121,819)	(431,541)
Retained earnings	1,460,104	254,342
TOTAL CHROMARIE SHAREHOLDERS’ EQUITY	6,844,628	5,193,813
Non-controlling interest	15,946	3,238
TOTAL SHAREHOLDERS’ EQUITY	$6,860,574	$5,197,051
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,382,340	$10,867,568

The accompanying notes are an integral part of these consolidated and combined financial statements.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended March 31,
	2026	2025	2024
Revenues	10,265,613	7,722,510	4,885,916
Cost of revenues	(8,015,770)	(5,610,148)	(3,160,175)
Gross profit	2,249,843	2,112,362	1,725,741

Operating expenses:
Selling expenses	(319,000)	(291,977)	(333,387)
General and administrative expenses	(554,687)	(507,280)	(379,170)
Research and development expenses	(381,958)	(287,922)	(375,241)
Total operating expenses	(1,255,645)	(1,087,179)	(1,087,798)

Other income (expenses):
Interest income	1,477	1,050	396
Interest expense	(76,178)	(98,464)	(33,396)
Other income, net	613,057	252,781	31,094
Exchange gain	(20,213)	50,414	17,738
Total other income, net	518,143	205,781	15,832

Income before income tax	1,512,341	1,230,964	653,775
Income tax expenses	(159,069)	-	-
Net income	1,353,272	1,230,964	653,775
Less: Net income attributable to non-controlling interest	12,179	11,075	5,884
Net income attributable to Chromarie International Limited	1,341,093	1,219,889	647,891

Other comprehensive losses:
Foreign currency translation adjustments, net of tax	309,722	(26,880)	(176,554)
Total comprehensive income	1,662,994	1,204,084	477,221
Less: Total comprehensive income attributable to non-controlling interest	12,708	11,053	6,542
Total comprehensive income attributable to Chromarie International Limited	1,650,286	1,193,031	470,679

Earnings per share, basic and diluted	0.13	0.12	0.06
Weighted average number of shares*	10,395,000	10,395,000	10,395,000

The accompanying notes are an integral part of these consolidated and combined financial statements.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained Earnings/ (Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	Deficits)	Losses	Interest	Equity
		$		$	$	$	$	$	$	$
Balance as of March 31, 2023	1,835,000	184	8,560,000	856	4,856,513	324,668	(1,424,647)	(227,471)	(14,357)	3,515,746
Net income	—	—	—	—	—	—	647,891	—	5,884	653,775
Appropriated statutory surplus reserves	—	—	—	—	—	65,378	(65,378)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(177,212)	658	(176,554)
Balance as of March 31, 2024	1,835,000	184	8,560,000	856	4,856,513	390,046	(842,134)	(404,683)	(7,815)	3,992,967
Net income	—	—	—	—	—	—	1,219,889	—	11,075	1,230,964
Appropriated statutory surplus reserves	—	—	—	—	—	123,413	(123,413)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(26,858)	(22)	(26,880)
Balance as of March 31, 2025	1,835,000	184	8,560,000	856	4,856,513	513,459	254,342	(431,541)	3,238	5,197,051
Net income	—	—	—	—	—	—	1,341,093	—	12,179	1,353,272
Appropriated statutory surplus reserves	—	—	—	—	—	135,331	(135,331)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	309,722	529	310,251
Balance as of March 31, 2026	1,835,000	184	8,560,000	856	4,856,513	648,790	1,460,104	(121,819)	15,946	6,860,574

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these consolidated and combined financial statements.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net income	$1,353,272	$1,230,964	$653,775

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	276,220	68,847	304,408
Amortization of land-use rights	16,950	16,681	16,796
Allowance for credit losses	722	4,521	(1,982)
Written off property, plant and equipment	44,445	243,573	-

Changes in operating assets and liabilities:
Accounts receivable	466,640	(1,256,938)	80,472
Prepaid expenses and other current assets	(57,150)	(776,891)	813,093
Inventories, net	(351,581)	(251,387)	(479,732)
Accounts payable	(1,722,603)	95,834	(48,968)
Contract liabilities	106,617	(143,262)	173,959
Accrued expenses and other payables	124,635	27,599	(523,830)
Net cash (used in) provided by operating activities	258,167	(740,459)	987,991

Cash flows from investing activities:
Purchase of construction in progress	(1,262,862)	-	-
Amount invested to related parties	-	-	(913,161)
Purchase of property, plant and equipment	(212,404)	-	-
Net cash used in investing activities	(1,475,266)	-	(913,161)

Cash flows from financing activities:
Proceeds from short-term loans	5,139,470	3,789,601	3,045,580
Repayment of short-term loans	(6,617,947)	(3,500,214)	(3,434,760)
Proceeds from Long-term bank loans	596,368	-	-
Deferred initial public offering costs	(525,734)	-	-
Amount financed from related parties	2,661,410	667,268	-
Net cash provided by financing activities	1,253,567	956,655	(389,180)

Effect of exchange rate changes	19,748	(61,908)	404,583
Net increase in cash	56,216	154,288	90,233
Cash and cash equivalents at beginning of the year	359,043	204,755	114,522
Cash and cash equivalents at end of the year	415,259	359,043	204,755

Supplemental disclosures of cash flows information:
Cash paid for income taxes	-	-	-
Cash paid for interest expense	76,178	94,352	82,213

The accompanying notes are an integral part of these consolidated and combined financial statements.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Chromarie International Limited (“Chromarie Cayman”), incorporated on May 7, 2025, is an exempted company incorporated under the laws of the Cayman Islands. Its principal activity is investment holding.

On June 16, 2025, Chromarie Technology Holdings Ltd. (“Chromarie BVI”) was incorporated under the laws of the BVI as a company limited by shares. It is wholly owned by Chromarie Cayman.

On July 7, 2025, Chromarie Pearlescent Technology Limited (“Chromarie Hong Kong”) was incorporated as a limited liability company under the laws of Hong Kong. It is wholly owned by Chromarie BVI.

On July 31, 2025, Chromarie Technology Development (Henan) Co., Ltd. (“Chromarie WFOE”) was incorporated as a limited liability company under the laws of the PRC. It is wholly owned by Chromarie Hong Kong.

On February 4, 2004, Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”) was incorporated as a limited liability company under the laws of the PRC for production and sale of pigments, powder coatings, and industrial intermediates. It is 99% owned by WFOE.

On August 2, 2024, Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”) was incorporated as a limited liability company under the laws of the PRC for sale of pigments, powder coatings, and industrial intermediates. It is wholly owned by Henan Lingbao.

On August 16, 2025, Chromarie WFOE entered into an equity transfer agreement with the shareholders of Henan Lingbao. Pursuant to the equity transfer agreement, each of the shareholders of Henan Lingbao transferred to Chromarie WFOE their respective equity interests in Henan Lingbao with a total consideration of RMB31,780,000 (US$4,425,136). The transaction was completed on September 8, 2025. Chromarie Cayman completed the reorganization of entities under common control of its then existing shareholder, Ms. Fu Zhonghua, who collectively owned 85.6% of the equity interests of the Company prior to the reorganization. Chromarie Cayman, Chromarie BVI and Chromarie Hong Kong were established as the holding companies of Chromarie WFOE. All of these entities included in the Company are under common control, resulting in the combination of Henan Lingbao and its subsidiaries, which has been accounted for as a reorganization of entities under common control at carrying value. The consolidated and combined financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated and combined financial statements of the Company.

Details of Chromarie International Limited and its subsidiaries (the “Company”) as of March 31, 2026 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chromarie International Limited (“Chromarie Cayman”)	May 7, 2025	Cayman Islands	Parent	Holding company
Chromarie Technology Holdings Ltd. (“Chromarie BVI”)	June 16, 2025	British Virgin Islands	100	Holding company
Chromarie Pearlescent Technology Limited (“Chromarie Hong Kong”)	July 7, 2025	Hong Kong, China	100	Holding company
Chromarie Technology Development (Henan) Co., Ltd. (“Chromarie WFOE”)	July 31, 2025	Henan, China	100	Holding company
Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”)	February 4, 2004	Henan, China	99	Production and sale of pigments, powder coatings, and industrial intermediates
Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”)	August 2, 2024	Henan, China	100	Sale of pigments, powder coatings, and industrial intermediates

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated and combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation and combination

The consolidated and combined financial statements include (i) the combined financial statements for the period prior to the reorganization date of September 8, 2025, prepared on a combined basis, which include the accounts of Chromarie Cayman and its common control entities, and (ii) the consolidated financial statements for the period following the reorganization date, prepared on a consolidation basis. All intercompany accounts and transactions have been eliminated.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated and combined balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 1.00% equity interest in Henan Lingbao New Materials Technology Co., Ltd. as of March 31, 2026 and 2025.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of consolidated and combined financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated and combined financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, and allowance for credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated and combined financial statements.

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Company’s operating subsidiary in China is the Renminbi (“RMB”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in term of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated and combined statements of comprehensive income.

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earning generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated and combined statements of operations and comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated and combined statements of shareholders’ equity if any.

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	As of and for the years ended March 31,
	2026	2025
Period-end US$1: RMB exchange rate	6.8980	7.2567
Period-average US$1: RMB exchange rate	7.1019	7.2163

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2026 and 2025, cash and cash equivalents balances were $ 415,259 and $359,043, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($72,485) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

On April 1, 2023, the Company adopted FASB ASC Topic 326 — “Financial Instruments — Credit losses” (“ASC Topic 326”) to estimate the allowance for expected credit losses which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s consolidated and combined financial statements was immaterial.

The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories, primarily consisting of raw materials, finished goods, and working in process, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. A write-down is recognized when the net realizable value of an inventory falls below its carrying amount. This impairment loss is recorded under loss from write-down of inventory on the consolidated and combined statements of operations and comprehensive income. Cost of inventory, which consists primarily of purchase cost , is determined using weighted average method. Allowances for obsolescence are also assessed based on damage, spoilage, obsolescence, and slow turnover, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. These other receivables are unsecured and are stated at the historical carrying amount net of allowance for credit losses. The Company determines the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. As of March 31, 2026 and 2025, the Company’s Prepaid expenses and other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

The cost and related accumulated depreciation of assets sold or otherwise retired are derecognized from the accounts and any gain or loss is included in the consolidated and combined statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Land-use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization.

Rental period
Land use rights	20-50 years

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2026 and 2025, impairment of long-lived assets was nil.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the consolidated and combined balance sheets of cash, accounts receivable, inventory, and other current assets, value added tax (“VAT”) recoverable, short-term bank loans, accounts payable, contract liabilities, taxes payable, accrued expenses and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of March 31, 2026 and 2025.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of March 31, 2026 and 2025, the Company capitalized $541,274 and nil of deferred offering costs, respectively.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The Company treats sales allowances as a reduction of the transaction price and recognizes them as a direct deduction from gross revenue. The Company presents these allowances as a contra-revenue account on the income statement, rather than classifying them as an expense or a component of cost of sales. This presentation accurately reflects that an allowance is an adjustment to the selling price.

Refund liabilities represent the accrued liability for sales returns based on the sales and the Company’s estimate of sales return rates based on the historical refund ratio. It represents the consideration that the Company received but does not expect to be entitled to, which is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue. Due to historically low return rates, no sales return reserve was accrued as of March 31, 2026 and 2025.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended March 31, 2026 and 2025, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the years ended March 31, 2026 and 2025, the Company’s revenues were primarily derived from (i) Revenue from overseas sales of products, and (ii) Revenue from domestic sales of products.

Revenue from overseas sales of products

The Company generates revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to overseas customers. The Company acts as a principal in its contracts with customers, which are for the transfer of products or accessories in exchange for a fixed price. Each contract contains a single performance obligation, representing the consolidated and combined promise to provide the specified goods. This is because the standard quality guarantee and pre-delivery activities, including the costs of insurance and other related logistics, are not distinct within the context of the contract; they are fulfilment costs incurred to satisfy the singular promise of delivering a conforming product, and the customer does not benefit from them separately. The Company recognizes revenue for this single obligation at a point in time when control of the products has been transferred to the customer, which is considered complete when the goods cross the ship’s rail at the port of shipment under FOB terms.

Revenue from domestic sales of products

The Company generates revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to domestic customers. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 30-90 days for business customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended March 31, 2026 and 2025 are as follows:

	For the Years ended March 31,
	2026	2025
Revenue from overseas sales of products	$3,095,591	$3,319,714
Revenue from domestic sales of products	7,170,022	4,402,796
Total revenue	$10,265,613	$7,722,510

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended March 31, 2026 and 2025 was as follows:

	For the Years ended March 31,
	2026	2025
Revenue from sales of pearlescent pigments	$5,918,673	$5,640,808
Revenue from sales of industrial intermediates	4,058,772	1,945,522
Revenue from sales of powder coatings	288,168	136,180
Total revenue	$10,265,613	$7,722,510

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated and combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Significant expenses for the years ended March 31, 2026 and 2025 are as follows:

	As of March 31, 2026	As of March 31, 2025
Revenue	$10,265,613	$7,722,510
Less:
Cost of revenues	(8,015,770)	(5,610,148)
Salaries and employee benefits	(385,294)	(324,336)
Office expenses	(246,443)	(148,676)
Freight and port charges	(134,921)	(122,737)
Travel and entertainment expenses	(32,245)	(28,473)
Exhibition fees	(63,050)	(72,646)
Depreciation of fixed assets	(40,899)	(44,505)
Amortization of land-use rights	(16,950)	(16,681)
Research and development expenses	(381,958)	(287,922)
Other segment items	17,231	28,960
Government subsidy	621,728	233,032
Income tax expense	(159,069)	-
Interest income	1,477	1,050
Interest expense	(76,178)	(98,464)
Segment net income	1,353,272	1,230,964

Reconciliation of profit or loss	-	-
Adjustments and reconciling items	-	-
Consolidated and combined net income	$1,353,272	$1,230,964

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers (ii) sales taxes and additional taxes and. (iii) depreciation expenses.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Selling expenses

Selling expenses primarily comprise (i) freight charges, (ii) exhibition and trade show costs, (iii) salaries and benefits for sales and marketing personnel, (iv) port charges, (v) travel expenses for sales and marketing staff, and (vi) other miscellaneous expenses, such as office supplies and business entertainment costs.

General and administrative expenses

General and administrative expenses primarily comprise (i) salaries and benefits for management personnel of operating entities, (ii) business and office operating expenses, (iii) depreciation and amortization expenses, and (iv) other expenses, which mainly include business entertainment, vehicle usage, travel, and other miscellaneous costs incurred for administrative purposes.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefit contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $48,111 and $45,754 for the years ended March 31, 2026 and 2025, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital. For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated and combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated and combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on March 31, 2026 and 2025.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of the report, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of March 31, 2026 and 2025.

Comprehensive income

Comprehensive income is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement th at is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated and combined statements of operations and comprehensive income.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2026 and 2025, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2026 and 2025, there were no dilutive shares.

Risks and uncertainties

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of March 31, 2026 and 2025, the aggregate amounts of cash of $415,259 and $359,043, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations. Refer to “Note 17. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended March 31, 2026 and 2025.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company’s combined and consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on the consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Accounts receivable	$1,585,891	$1,965,068
Less: allowance for credit losses	(17,776)	(17,072)
Accounts receivable, net	$1,568,115	$1,947,996

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net (cont.)

As of the report date, approximately $1.47 million or 93% of accounts receivable as of March 31, 2026 have been recovered.

Changes of allowance for credit losses are as follows:

	As of March 31, 2026	As of March 31, 2025
Beginning balance	$17,072	$12,640
Addition	722	4,521
Currency translation	(18)	(89)
Ending balance	$17,776	$17,072

Note 4. Inventories

Inventories consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Raw materials	$492,765	$745,543
Working in processing	558,135	282,634
Finished goods	1,758,830	1,347,715
Less: Allowance for inventories write-down	(6,069)	(54,897)
Total inventory	$2,803,661	$2,320,995

The movements of Allowance for inventories write-down are as follows:

	As of March 31,
	2026	2025
Beginning of the year	$54,897	$19,768
Allowance for inventories write-down	-	35,129
Write-off	(48,828)	-
End of the year	$6,069	$54,897

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Other receivables	$635,722	$454,005
Advance to suppliers	307,457	446,670
Value-added tax recoverable	80,554	-
Prepaid expense	22,428	37,843
Total	$1,046,161	$938,518

The movements in the allowance for advance to suppliers are as follows:

	As of March 31,
	2026	2025
Beginning of the year	$31,115	$24,347
Additions	-	6,768
Write-off	(31,115)	-
End of the year	$-	$31,115

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Building	$1,594,764	$1,515,934
Machinery Equipment	1,823,468	1,682,371
Electronic Equipment	11,480	19,174
Transportation Equipment	177,240	168,479
Subtotal	$3,606,952	$3,385,958
Less: accumulated depreciation	(2,182,744)	(1,926,197)
Construction in progress	1,300,191	-
Total	$2,724,399	$1,459,761

Depreciation expenses for the years ended March 31, 2026 and 2025 were $276,220 and $68,847, respectively.

As of March 31, 2026 and 2025, the buildings with carrying value of $323,595 and $86,294 have been pledged for the purpose of obtaining bank loans.

Note 7. Land-use rights, net

Land-use rights, net, as of March 31, 2026 and 2025 consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Land-use rights, at cost	872,563	829,432
Less: accumulated amortization	(255,952)	(226,711)
Total land-use rights, net	$616,611	$602,721

Amortization expenses for the years ended March 31, 2026 and 2025 were $16,950 and $16,681, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2027	$16,950
Fiscal year 2028	16,950
Fiscal year 2029	16,950
Fiscal year 2030	16,950
Fiscal year 2031	16,950
Thereafter	531,861
Total	$616,611

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Long-term investment

Long-term investment consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Long-term investment	$666,860	$633,897
Total long-term investment	$666,860	$633,897

Long-term equity investment represents an equity holding in Nanyang Wancheng Sub-branch, Henan Rural Commercial Bank Co., Ltd., which entitles the Company to a proportionate share of profit-sharing rights. As of March 31, 2025, the Company held 0.696% of the equity interests. As of March 31, 2026, the Company's equity interest was 0.538%.

For the years ended March 31, 2026 and 2025, the investee did not declare or distribute any dividends and the Company did not recognize any dividend income from this investment during these periods.

Note 9. Loans

Short-term loans

Short-term loans consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Postal Saving Bank of China	1,014,787	2,480,466
Agricultural Bank of China	-	620,117
Bank of China	724,848	-
Total	$1,739,635	$3,100,583

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Loans (cont.)

Short-term loans as of March 31, 2026 consisted of the following:

For the fiscal year ended March 31, 2026 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2026/1/7	2027/1/6	3,000,000	434,909	2.86%
Postal Savings Bank of China	2025/6/30	2026/6/29	1,800,000	260,945	2.86%
Postal Savings Bank of China	2025/7/1	2026/6/30	2,200,000	318,933	2.86%
Bank of China	2026/2/26	2027/2/25	5,000,000	724,848	3.00%
Total secured short-term bank loans as of March 31, 2026			12,000,000	$1,739,635

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

Short-term loans as of March 31, 2025 consisted of the following:

For the fiscal year ended March 31, 2025 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2024/7/30	2025/7/29	4,000,000	$551,215	3.40%
Postal Savings Bank of China	2024/8/27	2025/8/26	5,000,000	689,018	3.20%
Postal Savings Bank of China	2024/9/2	2025/9/1	5,000,000	689,018	3.20%
Postal Savings Bank of China	2024/9/6	2025/9/5	4,000,000	551,215	3.20%
Agricultural Bank of China	2024/6/17	2025/6/16	500,000	68,903	3.26%
Agricultural Bank of China	2024/11/25	2025/11/24	2,000,000	275,607	3.26%
Agricultural Bank of China	2025/3/19	2026/3/18	2,000,000	275,607	3.26%
Total secured short-term bank loans as of March 31, 2025			22,500,000	$3,100,583

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

The loans from the Agricultural Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd., with no guarantor involved.

Long-term loans

Long -term loans consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Postal Saving Bank of China	613,996	-
Total	$613,996	$-

Long-term loans as of March 31, 2026 consisted of the following:

For the fiscal year ended March 31, 2026 secured Long-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2026/3/27	2029/1/22	965,064	$139,905	2.86%
Postal Savings Bank of China	2026/1/26	2029/1/22	3,270,280	474,091	2.86%
Total secured Long-term bank loans as of March 31, 2026			4,235,344	$613,996

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Accounts payable to the third parties	$710,599	$2,361,331
Total accounts payable	$710,599	$2,361,331

Note 11. Contract liabilities

Contract liabilities consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Contract liabilities	$178,636	$65,464
Total Contract liabilities	$178,636	$65,464

Contract liabilities, which are primarily comprised of non-refundable customer deposits and advances, totaled $178,636 and $65,464 as of March 31, 2026 and 2025, respectively. These amounts are generally recognized as revenue upon fulfilling the related performance obligations. During the years ended March 31, 2026 and 2025, the Company recognized $65,464 and $208,271 in revenue from the opening balance of contract liabilities, respectively. The majority of contract liabilities as of March 31, 2026 are expected to be recognized as revenue within the next three months.

The movements of contract liabilities are as follows:

	As of March 31,
	2026	2025
Beginning of the year	$65,464	$208,726
Add: Payments received	178,636	65,260
Less: Revenue recognized	(65,464)	(208,271)
Effects of foreign exchange rate changes	-	(251)
End of the year	$178,636	$65,464

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 12. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Payroll payable	$68,101	$57,574
Taxes payable	173,051	-
Other payable	37,748	85,565
Total	$278,900	$143,139

Other payable mainly consist of freight and transportation insurance costs, inspection fees, and agency service charges.

Note 13. Related party transactions

Related Parties

Name of related parties	Relationship with the Company
Zhonghua Fu	Chief Executive Officer, Director and Legal representative of PRC Subsidiary

Due from Related Parties

	As of March 31,
	2026	2025
Zhonghua Fu	$-	$2,604,637
Total	$-	$2,604,637

As of the date of this report, the Company has fully collected the outstanding receivable from related party Zhonghua Fu.

During the years ended March 31, 2026 and 2025, the Company did not purchase from or sell products to its related parties.

Note 14. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on any part of assessable profits over HK$2,000,000 and 8.25% for assessable profits below HK$2,000,000. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended March 31, 2026 and 2025.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, He’ nan Lingbao New Material Technology Co., Ltd., was qualified as a HNTE in October 2021. Therefore, He’ nan Lingbao New Material Technology Co., Ltd. was eligible to enjoy a preferential tax rate of 15% for the years 2021, 2022, and 2023, to the extent it had taxable income under the EIT Law. He’ nan Lingbao New Material Technology Co., Ltd. re-applied for the HNTE certificate in October 2024 and qualified as a HNTE. Therefore, He’ nan Lingbao New Material Technology Co., Ltd. is eligible to enjoy a preferential tax rate of 15% for the years 2024, 2025 and 2026, to the extent it had taxable income under the EIT Law.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Income taxes (cont.)

The provision for income tax consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Current income tax expenses	$159,069	$-
Deferred income tax expenses	-	-
Total income tax expenses	$159,069	$-

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	As of March 31, 2026	As of March 31, 2025
Income before income tax expenses	$1,512,341	$1,230,964
Income tax computed at statutory EIT rate (25%)	378,085	307,741
Tax effect of preferential tax treatments	(217,852)	(123,096)
Carry forward prior years’ losses	(1,164)	(184,645)
Total	$159,069	$-

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

Note 15. Equity

Ordinary Shares

The Company is authorized to issue 450,000,000 Class A Ordinary Shares with par value of $0.0001 each and 50,000,000 Class B Ordinary Shares with par value of $0.0001 each.

Each Class A Ordinary Share is entitled to one (1) vote per share on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to ten (10) votes per share on all matters subject to vote at general meetings of our company.

Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC laws.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC laws until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2026 and 2025, the balance of the required statutory reserves was $648,790 and $513,459, respectively.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 16. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated and combined financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of March 31, 2026 and 2025, amounts restricted were the paid-in-capital and statutory reserve funds of the PRC entities, which amounted to $5,506,343 and $5,371,012, respectively.

Note 17. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Company’s revenue for the year ended March 31, 2026.

There were no customers accounting for greater than 10% of the Company’s revenue for the year ended March 31, 2025.

For the year ended March 31, 2026, two suppliers contributed approximately 16.49% and 16.14% of total purchases made by the Company, respectively.

For the year ended March 31, 2025, two suppliers contributed approximately 18.37% and 17.81%of total purchases made by the Company, respectively.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s consolidated and combined results of operations and financial condition.

Note 18. Commitments and Contingencies

Commitments

As of March 31, 2026 and 2025, the Company has no material purchase commitments or significant leases.

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Subsequent events

The Company evaluated subsequent events through August 21, 2026, the date on which these consolidated and combined financial statements were issued, and the management determined that there were no subsequent events that require recognition and disclosure in the consolidated and combined financial statements.

Note 20. Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which, as of the end of the most recent fiscal year, may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company, Chromarie, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Chromarie’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

Chromarie is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, as a result is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated and combined financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company outside of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of March 31, 2026 and 2025, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $5.51 million and $5.37 million, respectively.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the audited consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2026 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

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CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 20. Condensed financial information of the parent company (cont.)

Condensed Balance Sheets

	As of March 31,
	2026	2025
Assets
Non-current assets:
Investment in subsidiaries	$6,844,628	$5,193,813
Total assets	$6,844,628	$5,193,813

Shareholders’ equity
Class A Ordinary Share, US $0.0001 par value, 450,000,000 shares authorized; 1,835,000 shares issued and outstanding	184	184
Class B Ordinary Share, US $0.0001 par value, 50,000,000 shares authorized; 8,560,000 shares issued and outstanding	856	856
Additional paid-in capital	4,856,513	4,856,513
Statutory reserve	648,790	513,459
Accumulated other comprehensive loss	(121,819)	(431,541)
Retained earnings	1,460,104	254,342
Total shareholders’ equity	6,844,628	5,193,813
Total liabilities and shareholders’ equity	$6,844,628	$5,193,813

Condensed Statements of Comprehensive Income

	For the years ended March 31,
	2026	2025	2024
Operating income
Share of income of subsidiaries	1,341,093	1,219,889	647,891
Total operating income	$1,341,093	$1,219,889	$647,891

Net income	$1,341,093	$1,219,889	$647,891

Foreign currency translation adjustment	309,193	(26,858)	(177,212)
Total comprehensive income	$1,650,286	$1,193,031	$470,679

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EXHIBIT INDEX

12.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

CHROMARIE INTERNATIONAL LIMITED

Date: August 21, 2026	By:	/s/ Zhonghua Fu
	Name:	Zhonghua Fu
	Title:	Chief Executive Officer

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